Exhibit 99.1

NYSE American: GPL | TSX: GPR

NEWS RELEASE

Great Panther Intersects New High-grade Mineralization at Tucano; Appoints Vice President Exploration

Vancouver – June 23, 2020 – Great Panther Mining Limited (TSX: GPR. NYSE-A: GPL) (“Great Panther” or “the Company”) announces initial drill results from the 2020 drill program at its wholly owned Tucano gold mine in Brazil. These results are part of an ongoing 55,000 metre, $6.6 million resource definition drill program focused on both near-mine and regional targets. To date, 12,000 metres of drilling have been completed, including 6,000 metres of near-mine diamond and reverse circulation drilling at the Tapereba (TAP) AB1 and AB3 open pits. The ongoing drilling is being conducted with three rigs and results will be incorporated into an updated Resource and Reserve statement due for release in fourth quarter of 2020. Drilling rates are expected to advance as Tucano enters the dry season in July.

Highlights of the near-mine drill program include intervals of 29.4 metres grading 15.99 grams per tonne gold (g/t Au) in hole DD018 and 16.7 metres grading 10.96 g/t Au in hole DD009, as outlined in Table 1. A full table of all significant intercepts drilled to date can be found on the Company’s website at www.greatpanther.com/operations/operations-overview/.

Table 1: Highlights from near-mine drilling at the TAP AB1 and AB3 open pits, Tucano

Drill hole	Interval (m)	From (m)	To (m)	Est. true width (m)	Grade (g/t Au)
DD020	10.25	231.95	242.20	7.3	6.55
including	1.05	234.60	235.65	0.7	29.29
DD020	1.95	247.05	249.00	1.4	26.95
DD018	29.40	161.60	191.00	13.5	15.99
including	6.40	161.60	168.00	2.9	38.33
including	2.40	172.60	175.00	1.1	16.20
including	4.00	177.00	181.00	1.8	27.99
DD016	20.20	167.00	187.20	11.9	1.89
DD012	6.25	4.20	10.45	4.5	6.21
including	1.59	5.41	7.00	1.1	17.37
DD009	16.70	188.00	204.70	10	10.96
DD007	20.00	201.00	221.00	14.3	1.71
DD003	3.00	22.00	25.00	1.4	31.70
RC003	12.00	47.00	59.00	5.7	8.06
including	1.00	51.00	52.00	0,5	64.89
RC004	22.00	84.00	106.00	7.3	4.78

Notes:

•	DD = diamond drilling; RC = reverse circulation
•	Highlight drill results are +25 gram*metre intervals intersected in drilling this year.

•	True widths are estimates based on current geologic knowledge but may vary after resource modelling. Certain intersections are necessarily oblique to the mineralized zones due to access constraints due to topography and pit development.

Great Panther President and CEO Rob Henderson commented: “The 2020 exploration program at Tucano is a top priority. The focus to date has been on converting inferred resources to measured and indicated and we are encouraged by the number of significant zones that have exceeded expectations either in grade, width, or both. We are working to capitalize on Tucano’s significant exploration potential, both in the existing pits and on regional targets in this largely unexplored area.”

Tapereba represents two-thirds of the seven-kilometre Tucano mine trend, with TAP AB1 and AB3 located toward the southern end (see Figure 1). They are the largest and deepest pits on the trend, containing an average resource grade of 2.33 g/t Au (refer to the Tucano Technical Report dated December 31, 2019 and released on March 25, 2020, available on the Company’s website at www.greatpanther.com).

Figure 1: Geology of the Tucano Mine sequence showing mining areas

N
Urucum North
Urucum East
Tap C
Tap AB
Duckhead
Legend:
Amphybolite Rock
Aluvium
Schist and Quartzites
Laterite Rock
Alluvium Mineralized
Band Iron Formation
Granite Rock
Diabase and Gabro Dikes
Quartzite Rock
Carbonated Rock
Calcic Silicate Rock
New Pegmatite Rock
Old Pegmatite Rock
Lodes
0 1 2 3 4 5
Kilometres

Figure 7-4

Great Panther Mining Limited

Tucano Gold Mine
Amapá State, Brazil
Deposit Location Map

March 2020 **Source: Beadell, 2018.**

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Appointment of Vice President Exploration

Great Panther also announces the appointment of Nick Winer to the position of Vice President Exploration. Mr. Winer has extensive international experience in both major and junior mining companies, largely focused on Latin America where he has been involved in the discovery of world-class gold and base metal deposits. He was involved with the initial resource/reserve definition program at Tucano from 1996 to 2000, initially as Exploration Manager for BHP Minerals and later as Exploration Manager for AngloGold Ashanti.

Mr. Winer commented: "I am excited by the opportunity to be involved with Great Panther’s exploration program at Tucano. The region offers significant upside potential as it has been largely unexplored. Great Panther is demonstrating that they mean to change this."

Prior to joining Great Panther, Mr. Winer was Vice President Exploration for AngloGold in Colombia and later for all of South America. He was Chief Operating Officer of Horizonte Minerals and has held Exploration Manager positions in Brazil for BHP and AngloGold, and senior exploration positions for BHP in Chile and Ghana.

Mr. Winer’s focus will be on advancing Great Panther’s exploration programs in Brazil, Mexico and Peru. He holds a BSc in Geology and Geophysics from Macquarie University in Sydney, Australia, and is a member of AusIMM. He currently resides in Brazil.

Qualified Person and QA/QC

The technical information contained in this news release has been reviewed and approved by Nicholas Winer, Member of the AusIMM, a Qualified Person (QP) for the purposes of National Instrument (NI) 43-101. Drill program design, implementation, and interpretation of results were performed by Great Panther geologists and overseen by the QP. A Quality Assurance/Quality Control (QA/QC) program consistent with NI 43-101 and industry best practices was carried out by the Company regarding drill core logging and sampling. The QA/QC program included the regular insertion of standards, blanks and duplicates into the sample batches, as well as further umpire sampling by an independent certified laboratory.

The majority of results were produced by the Tucano laboratory, which carries out preparation on all samples at Tucano and has independent sample preparation lines for grade control and resource definition. Initial assays are performed by the Tucano laboratory and all samples to be included in the resource definition model are forwarded to the accredited SGS laboratory in Belo Horizonte, Brazil.

Great Panther uses industry standard QA/QC practices for all sample batches, including those to be assayed by the Tucano and certified SGS laboratories. These QA/QC procedures and associated assay results were independently reviewed and approved by RPA as part of the NI 43-101 Tucano Technical Report dated December 31, 2019 and released on March 25, 2020, available on the Company’s website at www.greatpanther.com).

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	3

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three operating gold and silver mines, four exploration projects, and an advanced development project. Great Panther is actively exploring large land packages in highly prospective districts and is pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Meghan Brown

Vice President, Investor Relations

tel: 778 899 0518

mobile: 236 558 4485

email mbrown@greatpanther.com

www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding the success of the drill program under way at Tucano, including the potential for conversion of Inferred Mineral Resources to Indicated Mineral Resources, planed metres of drilling and corresponding budgeted dollar values.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Great Panther’s operations in a foreign jurisdiction, developments with respect to COVID-19 that may impact the Company’s operations, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2018 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	4